Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

						Six Months
	Year Ended December 31,					Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
	(In thousands)
(Loss) income before income taxes and minority interest	$(186,304)	$(92,786)	$(37,463)	$(41,335)	$17,355	$39,842	$(777)
Plus fixed charges:
Interest expense, net	209,687	206,951	184,362	140,500	96,586	92,688	107,700
Capitalized interest	5,715	9,482	6,070	1,758	1,638	2,385	2,620
Portion of rent expense representative of interest expense	18,573	18,096	16,352	10,802	7,949	9,160	9,214
Plus amortization of capitalized interest	2,777	2,253	1,464	1,418	1,339	1,539	1,389
Less capitalized interest	(5,715)	(9,482)	(6,070)	(1,758)	(1,638)	(2,385)	(2,620)

Adjusted earnings	$44,733	$134,514	$164,715	$111,385	$123,229	$143,229	$117,526
Fixed charges	$233,975	$234,529	$206,784	$153,060	$106,173	$104,233	$119,534
Ratio of earnings to fixed charges	—	—	—	—	1.2	1.4	—
Deficiency of earnings to cover fixed charges	$189,242	$100,015	$42,069	$41,675	$—	$—	$2,008